Exhibit 3.1

AMENDMENT TO ARTICLES OF INCORPORATION

OF

THE GREATER CANNABIS COMPANY, INC.

THE GREATER CANNABIS COMPANY, INC., a Florida corporation (the “Company”), acting pursuant to the Florida Business Corporation Act, does hereby submit the following amendment to its Articles of Incorporation:

FIRST: The name of the Corporation is THE GREATER CANNABIS COMPANY, INC.

SECOND: The Articles of Incorporation of the Corporation were filed with the Florida Secretary of State on January 13, 2017 and amended on August 28, 2018, March 8, 2019, September 27, 2019 and July 29, 2020 (as so amended, the “Articles”).

THIRD: Paragraph 4 of Article SECOND of the Certificate of Designation of Series A Preferred Stock set forth in an amendment to the Articles filed with the Florida Secretary of State on September 27, 2019, shall be amended to read in its entirety as follows:

“4. Voting. The shares of Series A Convertible Preferred Stock shall vote on all matters as a class with the holders of Common Stock and each share of Series A Convertible Preferred Stock shall be entitled to 1.76 votes per share.”

FOURTH: This Amendment to the Articles of Incorporation was approved by the Company’s sole director by written consent dated June 1, 2023. Shareholder approval of this Amendment was not required.

IN WITNESS WHEREOF, the Company has caused this Amendment to its Amended and Restated Articles to be executed by its Chief Executive Officer on this 4th day of June, 2023

THE GREATER CANNABIS COMPANY, INC. INC.

By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer

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